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Exhibit 99.2

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com
Address	Security Class Holder Account Number

Form of Proxy — Annual Meeting to be held on April 29, 2005

Notes to Proxy

1.
Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.
This proxy should be signed in the exact manner as the name appears on the proxy.

4.
If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted in favour of all matters identified in this proxy.

6.
Proxies are counted and tabulated by Computershare, the transfer agent of TransCanada, in such a manner as to preserve the confidentiality of the votes of shareholders, except: (a) as necessary to meet applicable legal requirements; (b) in the event of a proxy contest; or (c) in the event a shareholder has made a written comment on the form of proxy.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
 Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.
 To Receive Documents Electronically — You can enrol to receive future securityholder communications electronically after you vote using the Internet. If you don't vote online, you can still enrol for this service. Follow the instructions below.

•	Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call. 1 877 236-4857	•	Go to the following web site: www.computershare.com/ca/proxy	•
You can enrol to receive future securityholder communications electronically, after you vote using the Internet.
If you don't vote online, you can still enrol by visiting www.computershare.com — click "Investors" and then "Electronic Shareholder Communications".
•	Proxy Instructions must be received by 4:30 pm, (EDT), April 27, 2005.	•	Proxy Instructions must be received by 4:30 pm, (EDT), April 27, 2005.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER                HOLDER ACCOUNT NUMBER                ACCESS NUMBER

If you vote by telephone or the Internet, DO NOT mail back this proxy.
Proxies submitted must be received by 4:30 pm, (EDT) on April 27, 2005.

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder

I/We being shareholders(s) of TransCanada Corporation hereby appoint: Richard F. Haskayne, Chair, or failing him Harold N. Kvisle, President and CEO, or failing him Rhondda E.S. Grant, Vice-President, Communications and Corporate Secretary	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following directions (or if no directions have been given, in favour of the matters below) and all other matters that may properly come before the Annual Meeting of TransCanada Corporation to be held at the Round Up Centre, located on the corner of 13 Avenue and Third Street S.E., Calgary, Alberta in Room A-E, on Friday, April 29, 2005 at 10:30 a.m. (Mountain Daylight Time) and at any adjournment thereof.

1.
Election of Directors
	For	Withhold		For	Withhold		For	Withhold
01. D. D. Baldwin	☐	☐	05. K. L. Hawkins	☐	☐	09. D. P. O'Brien	☐	☐
02. K. E. Benson	☐	☐	06. S. B. Jackson	☐	☐	10. H. G. Schaefer	☐	☐
03. W. K. Dobson	☐	☐	07. P. L. Joskow	☐	☐	11. W. T. Stephens	☐	☐
04. P. Gauthier	☐	☐	08. H. N. Kvisle	☐	☐
2.
Appointment of Auditors
	For	Withhold
Appointment of KPMG LLP, Chartered Accountants as Auditors and authorize the directors to fix their remuneration.	☐	☐

The proxy is solicited on behalf of the management of the Company. This form of the proxy, when properly executed, confers discretionary authority with respect to amendments to the matters identified in the Notice of Annual Meeting or other matters which properly come before the Meeting and the replacement of any nominee identified above if such nominee becomes unable or unwilling to serve. Management knows of no such amendments, replacements or other matters. The shares represented by this proxy will be voted or withheld from voting on any ballot that may be called for. Where the person whose proxy is solicited specifies a choice with respect to any matter to be voted upon, the shares shall be voted in accordance with the choice so made. If no choice is specified, the shares represented by this proxy will be voted in favour of the matter.

Authorized Signature(s) — Sign Here — This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted in favour of the matters identified above.

Signature(s)	Date

Interim Financial Disclosure			Annual Financial Statements and Annual Reports
In accordance with securities regulations, shareholders may elect annually to receive interim financial statements, if they so request. If you wish to receive interim financial statements, please mark this box:	☐	Mark this box if you would like to receive interim financial statements.	As a registered shareholder you will receive annual financial statements, management's discussion and analysis relating to annual financial statements, and annual reports. If you DO NOT want to receive these materials, please mark the box. If you do not mark the box, you will continue to receive these materials.	☐
As always, you can access TransCanada reports online at www.transcanada.com

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Exhibit 99.2